1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 13, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER EXTENSION OF TIME FOR THE DESPATCH OF CIRCULAR

The Company has, pursuant to Rule 14.38 of the Hong Kong Listing Rules, applied to the Hong Kong Stock Exchange for a waiver to extend the time for despatching the circular to the shareholders of the Company on or before 30 June 2005.

On 28 April 2005 and 29 April 2005, the Company announced the acquisition of 95.67% equity interest in Yankuang Heze Power Chemical Company Limited and on 19 May 2005 announced the extension of time for the despatch of circular (collectively, the “Connected Transaction Announcements”). Terms used in this announcement shall have the same meanings as defined in the Connected Transaction Announcements unless the context otherwise requires.

As disclosed in the announcement of the Company published on 19 May 2005, the Company had applied to the Hong Kong Stock Exchange for an extension of time for the despatch of circular in respect of the Acquisition to the shareholders of the Company to 9 June 2005. As the Company needs additional time to carry out the valuation of the resources and assets of Heze and the financial audit of Heze in order to complete the circular to the shareholders of the Company, the Company has, pursuant to Rule 14.38 of the Hong Kong Listing Rules, made an application to the Hong Kong Stock Exchange for a waiver to extend the time for despatching the circular to the shareholders of the Company on or before 30 June 2005.

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 8 June 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310

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